As filed with the Securities and Exchange Commission on May 31, 2002

SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [**X**]

Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[**X**] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

ROYALE ENERGY, INC.
(Name of Registrant as Specified in its Charter)

Filed on Behalf of the Board of Directors
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[**X**] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a6(i)(1) and 0-11.
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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┌──────────────────────────────────────────────────────────────┐
│          NOTICE OF ANNUAL MEETING OF SHAREHOLDERS              │
│                      Royale Energy, Inc.                       │
└──────────────────────────────────────────────────────────────┘
```

DATE: **July 11, 2002**
TIME: **10:00 a.m.**
PLACE: **Doubletree Hotel, Mission Valley**
              7450 Hazard Center Drive
              San Diego, CA 92108

Matters to be Voted on:

1.   Election of seven directors to serve for the ensuing year;

2.   Ratification of the selection of Brown Armstrong Paulden McCown Hill Starbuck & Keeter as Royale Energy's independent public accountants for 2002; and

3.   Transacting such other business as may properly come before the meeting and any adjournment thereof.

Who May Attend and Vote at the Meeting:

Shareholders of record at the close of business on May 31, 2002, and valid proxy holders may attend and vote at the meeting. If your shares are registered in the name of a brokerage firm or trustee and you plan to attend the meeting, please obtain from the firm or trustee a letter or other evidence of your beneficial ownership of those shares to facilitate your admittance to the meeting.

By Order of the Board of Directors,

Donald H. Hosmer
Donald H. Hosmer
President and CEO

Date: June 10, 2002

PROXY STATEMENT

Royale Energy's board of directors solicits your proxy, using the enclosed proxy card, for use at the annual meeting of shareholders to be held July 11, 2002, and at any adjournment thereof. This proxy statement has information about the annual meeting and was prepared by Royale Energy's management for the board of directors. Your vote at the annual meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope.

A) GENERAL INFORMATION

The only items of business which management intends to present at the meeting are listed in the preceding Notice of Annual Meeting of Shareholders and are explained in more detail on the following pages. By returning your signed proxy, you authorize management to vote your shares as you indicate on these items of business and to vote your shares in accordance with management's best judgment in response to proposals initiated by others at the meeting.

1) *Changing or Revoking Your Proxy Vote*

You may revoke your signed proxy at any time before it is exercised at the annual meeting. You may do this by advising Royale Energy's secretary in writing of your desire to revoke your proxy, or by submitting a duly executed proxy bearing a later date. We will honor the proxy card with the latest date. You may also revoke your proxy by attending the annual meeting and indicating that you wish to vote in person.

2) *Who may Vote*

Each shareholder of record at the close of business on May 31, 2002, is entitled, for each share then held, to one vote on each proposal or item that comes before the annual meeting, except that under certain circumstances shareholders may be entitled to cumulate their votes in voting for directors. (See Proposal 1: Election of Directors.) On March 31, 2002, Royale Energy had outstanding 4,373,514 shares of Common Stock, 147,000 shares of Series A Convertible Preferred Stock, and 43,121 shares of Series AA Convertible Preferred Stock entitled to vote at the meeting. The board of directors has declared a 15% stock dividend to common and preferred holders of record as of May 31, 2002, the same day as the record date. Shareholders of record on the record date may vote both their pre-dividend shares and the shares issued in the dividend.

3) *Voting in Person*

Although we encourage you to complete and return your proxy to ensure that your vote is counted, you can attend the annual meeting and vote your shares in person.

4) *How your Votes are Counted*

We will hold the annual meeting on July 11, 2002, if holders of a majority of the shares of common stock entitled to vote either sign and return their proxy cards or attend the meeting. If you sign and return your proxy card, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote on any of the matters listed on the proxy card.

If you mark "Abstain" with respect to any proposal on your proxy, your shares will be counted in the number of votes cast, but will not be counted as votes for or against the proposal. If a broker or other nominee holding shares for a beneficial owner does not vote on a proposal, the shares will not be counted in the number of votes cast.

This proxy statement and the accompanying proxy form were first mailed on or about June 10, 2002, to shareholders entitled to vote at the meeting.

B) ITEMS OF BUSINESS
Proposal 1: ELECTION OF DIRECTORS

Seven directors will be elected to serve on our board of directors until the next annual meeting of shareholders or until their successors are elected and qualified. All seven of the currently serving directors have been nominated for reelection.

a) *Voting*

The seven nominees receiving the highest number of votes will be elected. Signed proxies received will be voted for the election of the nominees listed in this proxy statement, all of whom have agreed to serve if elected. Should any of the nominees become unavailable at the time of the meeting to accept nomination or election as a director, the proxy holders named in the enclosed proxy will vote for substitute nominees at their discretion. Votes withheld for a nominee will not be counted.

b) *Cumulative Voting*

Cumulative voting allows a shareholder to cast for any one or more candidates a number of votes greater than their number of shares. For cumulative voting to be in effect, at least one shareholder must give notice of their intent to cumulate votes prior to the commencement of voting. If any shareholder has given notice of the intent to cumulate votes, then each shareholder has the right to give one candidate a number of votes equal to the number of directors to be elected (seven) multiplied by the number of shares held by the shareholder, or distributing such number of votes among as many candidates as the shareholder sees fit. For example, if you have 100 shares, you will have 700 votes. You can give all your votes to one nominee or distribute your votes among as many nominees as you would like.

c) *Nominees for the Board of Directors*

The board of directors recommends a vote FOR the election of each of the following seven nominees for director.

Proxies solicited by the board of directors will be voted in favor of each nominee unless shareholders specify otherwise in their proxies. The following pages describe the nominees for director, including their principal occupations for the past five years, certain other directorships, age, and length of service as director of Royale Energy. Membership on board committees, attendance at board and committee meetings, and ownership of stock in Royale Energy are indicated in separate sections following the individual resumes of the nominees.

Each nominee has agreed to be named in this proxy statement and to serve as a director if elected. The ages listed are as of May 1, 2002.

Nominees for Director

Name	Age	First Became Director or Executive Officer	Positions Held
Harry E. Hosmer (1)	71	1986	Chairman of the Board
Donald H. Hosmer (2)	48	1986	President, Secretary and Director
Stephen M. Hosmer (2)	35	1996	Chief Financial Officer, Secretary and Director
Oscar Hildebrandt (1), (2)	66	1995	Director
Rodney Nahama	70	1994	Director
George M. Watters (1), (2)	82	1991	Director
Gilbert C. L. Kemp	68	1998	Director

(1)   Member of the audit committee.
(2)   Member of the compensation committee.

d) *Nominee Profiles*

The following summarizes the business experience of each director and executive officer for the past five years.

HARRY E. HOSMER - Chairman of the Board
Harry E. Hosmer has served as Chairman since Royale Energy began in 1986, and from inception in 1986 until June 1995, he also served as President and Chief Executive Officer. In October 1985, Mr. Hosmer and his sons founded Royale Petroleum Corporation, an affiliate of Royale Energy.

DONALD H. HOSMER - President, Chief Executive Officer and Director
Donald H. Hosmer has served as an executive officer and Director of Royale Energy since its inception in 1986, and in June 1995 he became President and Chief Executive Officer. Prior to becoming President, he was Executive Vice President, responsible for marketing working interests in oil and gas projects developed by Royale Energy. He was also responsible for investor relations and communications. Donald H. Hosmer is the son of Harry E. Hosmer and brother of Stephen M. Hosmer.

STEPHEN M. HOSMER - Chief Financial Officer, Director, Secretary
Stephen M. Hosmer joined Royale Energy as the Management Information Systems Manager in May 1988, responsible for developing and maintaining Royale Energy's computer software. Mr.

Hosmer developed programs and software systems used by Royale Energy. From 1991 to 1995, he served as president of Royale Operating Company, Royale Energy's operating subsidiary. In 1995, he became Chief Financial Officer fo Royale Energy. In 1996, he was elected to the board of directors of Royale Energy. Mr. Hosmer serves on the board of directors of Youth for Christ, a charitable organization in San Diego, California. Stephen M. Hosmer is the son of Harry E. Hosmer and brother of Donald H. Hosmer. He has a B.S. degree from Oral Roberts University in Business Administration.

OSCAR HILDEBRANDT, D.V.M. - Director
Dr. Hildebrandt served as an advisory member of Royale Energy's Board of Directors from 1994 to 1995 and became a director in 1995. He serves as chairman of Royale Energy's audit committee. Dr. Hildebrandt practiced veterinary medicine as President of Medford Veterinary Clinic, Medford, Wisconsin, from 1960 to 1990. Since 1990, Dr. Hildebrandt has engaged independently in veterinary practice consulting services. He has served on the board of directors of Fidelity National Bank - Medford, Wisconsin, and its predecessor bank from 1965 to the present and is past chairman of the board of the Bank. From 1990 to the present he has acted as a financial advisor engaged in private business interests. Dr. Hildebrandt received a Bachelor of Science degree from the University of Wisconsin in 1954 and a Doctor of Veterinary Medicine degree from the University of Minnesota in 1958.

ROD NAHAMA - Director
Mr. Nahama was president and chief executive officer of Nahama & Weagant Energy Co. from 1971 until March 1994. Since March 1994, Mr. Nahama has pursued private business interests, including the provision of geologic consulting services to Royale Energy. Mr. Nahama holds a B.A. degree in geology from the University of California, Los Angeles, and an M.A. degree in geology from the University of Southern California. He was an independent exploration geologist from 1965 to 1971 and prior to that served as a geologist with Franco Western Oil Company from 1963 to 1965. Between 1957 and 1963, Mr. Nahama worked as an exploration geologist with Honolulu Oil Company, Getty Oil Company, and Sunray Oil Company. Mr. Nahama is a member of the American Association of Petroleum Geologists, the San Joaquin Geological Society, the California Independent Petroleum Association and the Independent Petroleum Association of America.

GEORGE M. WATTERS - Director
Mr. Watters has been retired from full time employment during the last five years. Mr. Watters retired from AMOCO Corporation in 1983 after serving for 24 years in senior management positions with AMOCO Corporation and its affiliates. From 1987 to the present Mr. Watters has managed his personal investments. Mr. Watters received his B.S. degree from Massachusetts Institute of Technology in 1942.

GILBERT C.L. KEMP - Director
Mr. Kemp currently manages the California operations of Western Atlas, Inc., a New York Stock Exchange company. Mr. Kemp was a founding member of 3-D Geophysical, Inc., where he served as Vice President from 1996 until March 1998. In March 1998 3-D Geophysical, whose stock had been listed on the Nasdaq National Market System since February 1996, merged with Western Atlas, Inc. During the years 1987 to 1995, Mr. Kemp served as President and CEO of

Kemp Geophysical Corporation, which owned and operated seismic crews in the United States and Canada.

e) *Board of Directors' Committee Assignments*

Seven meetings of the board of directors were held in 2001. No director attended less than 75% of the board meetings held in 2001.

Audit Committee

Purpose: To assist the Board of Directors in carrying out its responsibility as to the independence and competence of the Company's independent public accountants.

Number of Meetings Held in 2001: 5

Members: Harry E. Hosmer
George M. Watters
Oscar Hildebrandt

Attendance: All committee members attended all of the committee meetings held in 2001.

Compensation Committee

Purpose: To review and make recommendations to the board of directors on setting the salaries of the board's officers and the compensation to be paid to members of the board of directors who are not employees of the Company.

Number of Meetings Held in 2001: 3

Members: Rod Nahama   Donald H. Hosmer
Oscar A. Hildebrandt   Stephen M. Hosmer

Attendance: All committee members attended all of the committee meetings held in 2001.

f) *Compensation of Directors*

Royale Energy compensates non-employee directors for their service on the board of directors. In 2001, each of the four non-employee directors received a $10,000 directors' fee. No directors received any stock options or stock appreciation rights in 2001. In addition, Royale Energy reimburses directors for expenses they incur for their service.

g) *Executive Compensation*

The following table summarizes the compensation of the chief executive officer and the other most highly compensated executive officers of Royale Energy and its subsidiaries during the past year.

Summary Compensation Table

				Annual Compensation	
(a)	(b)	(c)	(d)	(e)	(f)
				Other Annual	All Other
Name	Year	Salary	Bonus	Compensation (1)	Compensation (2)
Donald H. Hosmer,	2001	$143,289	$50,000	$2,541	$4,000
President	2000	$135,046	$10,000	$653	$2,400
	1999	$135,046		$415	$2,400
Stephen M. Hosmer,	2001	$119,656	$50,000	$1,757	$3,500
Chief Financial Officer	2000	$112,539		$630	$3,300
	1999	$112,539		$321	$3,300

(1)   Under the terms of a plan adopted by the board of directors in 1989, each of the listed executives has elected to participate in wells drilled by Royale Energy. See Certain Relationships and Related Transactions on page 10. The costs that they incurred for interests acquired in wells pursuant to this policy are less than would have been the cost of purchasing an equivalent percentage as working interests in these wells which are sold to unaffiliated outside investors. The difference between the executives' actual cost and the cost incurred by outside investors could be considered as additional compensation to them. However, Royale Energy's management does not believe that the amount of such difference is significant. In addition, prior to June 1995, Royale Energy advanced funds to the executives to pay for their well participation interests. To the extent that the advances amount to interest free loans, the executives could also be considered to have received additional compensation. The Other Annual Compensation in the foregoing table consists of the amounts which the management believes may be considered income to be imputed from such foregone interest. The imputed interest was estimated using approximate amounts due at the end of each period, as if that amount had been due for the entire period. Royale Energy used the imputed interest rate of 7% simple interest per annum. In June 1995, Royale Energy's policy regarding advancement of funds was changed. The current policy requires that all such purchases of interests in wells must be paid in cash.

(2)   Includes Royale Energy's matching contribution in 2001 for Donald Hosmer ($4,000) and Stephen Hosmer ($3,500) to Royale Energy's retirement savings plan initiated in April 1998. For year ending 2000, includes matching contribution for Donald Hosmer ($2,400) and Stephen Hosmer ($3,300) and for the year ending 1999, including matching contribution for Donald Hosmer ($2,400) and Stephen Hosmer ($3,300).

h) *Stock Options Granted in 2001*

We granted no stock options, appreciation rights or other long term incentive plan awards to officers, directors, or employees during 2001.

i) *Aggregated 2001 Option Exercises and Year-End Values*

None of the officers named in the Summary Compensation Table exercised any stock options or stock appreciation rights in 2001, 2000, or 1999. The following table summarizes the number and value of all unexercised stock options held by those executives officers at the end of 2001.

Option Exercises and Year-End Value Table

(a)	(b)	(c)	(d)	(e)
	Number of Securities Underlying Options/ SARs		Number of Securities Underlying Unexercised Options/ SARs at FY- End (#)	Value of Unexercised In-the- Money Options/ SARs at FY-End ($)
Name	Exercised	Value Realized	Exercisable/ Unexercisable	(1) Exercisable/ Unexcersiable
Donald H. Hosmer	0	$0	17,500/0	$111,475/0
Stephen M. Hosmer	0	$0	11,250/0	$71,663/0

(1)   Based on a fair market value of $6.37 per share, which was the closing bid price of Royale Energy's Common Stock in the Nasdaq National Market System on Friday, December 29, 2001.

j) *Security Ownership of Certain Beneficial Owners and Management*

The following tables contain information regarding the ownership of Royale Energy's voting securities as of December 31, 2001, by:

i)   Each person who is known by Royale Energy to own beneficially more than 5% of the outstanding shares of each class of equity securities;

ii)   each director of Royale Energy, and

iii)   all directors and officers of Royale Energy as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to its or his shares.

Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the tables possesses sole voting and investment power with respect to its or his shares.

Common Stock

On December 31, 2001, 4,386,354 shares of Royale Energy's Common Stock were outstanding.

Common Stockholders

	Shares Owned (1)		
Shareholder (2)	Number		Percent
Donald H. Hosmer	750,994	(3), (4)	16.56%
Harry E. Hosmer	444,250	(4), (5)	10.02%
Oscar A. Hildebrandt	47,635	(6)	1.08%
Stephen M. Hosmer	745,428	(3), (4)	16.45%
Gilbert C. L. Kemp	5,750		Less than 1%
Rodney Nahama	16,100		Less than 1%
George M. Watters	34,500		Less than 1%
All directors and officers as a group (7 persons)	2,044,657		42.60%

(1)   Includes shares which the listed shareholder has the right to acquire before March 1, 2001, from options or warrants, as follows: Royale Petroleum Corporation 265,138, Donald H. Hosmer 17,250, Harry E. Hosmer 46,000, Stephen M. Hosmer 11,500, Oscar Hildebrandt 23,000, Rodney Nahama 16,100, George M. Watters 34,500, and all officers and directors as a group (excluding Royale Petroleum Corporation) 148,350.

(2)   Unless otherwise indicated, the mailing address of each listed shareholder is 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108

(3)   The shares owned by Donald and Stephen Hosmer each include shares owned by Royale Petroleum Corporation ("RPC"). RPC owns 1,465,187 (31.5%) of Royale Energy. Donald and Stephen Hosmer each own and have power to vote 50% of RPC's equity securities, so each of them may be deemed to be the beneficial owner of the Common Stock owned by RPC, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. To illustrate the relative economic and voting interests owned by directions, the above table attributes 50% (732,594) shares of Royale Energy share owned by RPC to each of Donald and Stephen Hosmer. The total number of Royale Energy shares owned by RPC (1,465,187) are included in the number of shares both Donald and Stephen Hosmer own and the in the number of shares owned by all officers and directors as a group.

(4)   Donald H. and Stephen M. Hosmer are sons of Harry E. Hosmer, Chairman of the Board.

(5)   Includes shares held by two family trusts of which Harry. E. Hosmer and his wife are beneficiaries.

(6)   Includes shares held by a family partnership of which Dr. Hildebrandt is a 50% partner and shares held by a trust of which Dr. Hildebrandt is trustee.

Preferred Stock

Holders of each series of preferred shares have voting rights equal to the number of shares into which they are convertible. None of the Preferred shareholders have the right to vote as much as 5% of the shares entitled to vote when taking into account the total number of both Common and Preferred Shares. On December 31, 2001, there were 10,780 shares of Series A and 43,125 shares of Series AA Convertible Preferred Stock outstanding. The shares of each series of

Convertible Preferred Stock is convertible into Royale Energy's Common Stock at the option of the security holder, at the rate of two shares of Convertible Preferred Stock for each share of Common Stock.

Preferred Stockholders

Shareholder (2)	Series AA	
	Number	Percent
Richard G. and Margaret E. Algire	3,593	8.33%
June L. Ginnings	3,593	8.33%
Overland Bank	7,187	16.66%
Audrey Sanabria & B.G. Dienelt, Jr.	3,593	8.33%
George Singleton	7,187	16.66%
William W. Well	7,187	16.66%
Jerome Winston	7,187	16.66%
Nim E. Wire	7,187	16.66%
All officers and directors as a group (7 persons)	0	0%

(1)   The mailing address of each listed shareholder is 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108.

k) *Certain Relationships and Related Transactions*

In 1989, the board of directors adopted a policy (the "1989 policy") that permits each director and officer of Royale Energy to purchase from Royale Energy, at its cost, up to one percent (1%) fractional interest in any well to be drilled by Royale Energy. When an officer or director elects to make such a purchase, the amount charged per each percentage working interest is equal to Royale Energy's actual pro rata cost of drilling and completion costs, rather than the higher amount that Royale Energy charges to working interest holders for the purchase of a percentage working interest in a well. Of the current officers and directors, Donald Hosmer, Stephen Hosmer, Harry E. Hosmer, and Oscar Hildebrandt have at various times elected to purchase interests in certain wells drilled by Royale Energy under the 1989 policy.

Under the 1989 policy, officers and directors may elect to participate in wells at any time up until drilling of the prospect commences. Participants do not pay a set, turnkey price (as do outside investors who purchase undivided working interests from Royale Energy), but are liable for all direct costs and expenses through completion of a well, whether or not the well drilling and completion expenses exceed Royale Energy's cost estimates. Thus, they participate on terms much the same as would be afforded to other oil and gas industry participants or joint venturers. Participants are invoiced for their share of direct costs of drilling and completion as expenses are incurred by Royale Energy.

Officer and director participants under this program do not pay some expenses paid by outside, retail investors in working interests, such as sales commission, if any, or marketing expenses. The outside, turnkey drilling agreement investors, on the other hand, are not obligated to pay additional costs if a drilling project experiences cost overruns or unanticipated expenses in the drilling and completion stage. Accordingly, Royale Energy's Management believes that the terms on which officers and directors participate in wells under the Board of Directors' policy are being offered their interests on terms the same as could be obtained by unaffiliated oil and gas industry participants in arms-length transactions, albeit those terms are different than the turnkey agreement under which outside investors purchase fractional undivided working interests from Royale Energy.

Donald and Stephen Hosmer have each individually participated in 67 wells under the 1989 policy. The Hosmer Trust, a trust for the benefit of family members of Harry E. Hosmer, has participated in 66 wells.

Donald Hosmer's 2001 investments in wells under the 1989 policy totaled $23,092 in fractional interests in eleven wells. In 2001, Stephen Hosmer invested purchased fractional interests in eleven wells under the 1989 policy, for a total investment of $21,466.

The Hosmer Trust purchased interests in eleven wells during 2001 for a total of $21,794.

Prior to June 1995, Royale Energy had advanced to the participants under the 1989 policy, the funds with which to purchase their interests, with funds to be repaid from future production from the working interests, with advances to be repaid from well production. Each month, participants are credited with well income and charged with well expenses from producing wells, at the same time as other investors including working interest purchasers. Each officer and director who participates in one or more wells with Royale Energy has a single account to which all charges and income from all wells is credited. In June 1995, Royale Energy's policy regarding the advancement of funds was changed. Current policy requires that all such purchases of interests in wells must be paid in cash. At December 31, 2001, the following executive officers and their affiliates owed the following amounts on advances for well participations: Donald Hosmer $43,501; Stephen Hosmer $28,972 RPC $527; the Hosmer Trust $93,581.

Royale Energy's Chairman of the Board and former President, Harry E. Hosmer, renders management consulting services to Royale Energy on an ongoing basis. Royale Energy compensated Mr. Hosmer $120,000 annually for his consulting services in 2001 and pays his medical insurance costs. Mr. Hosmer's consulting services are in addition to his services on the board of directors, for which he receives no other compensation other than reimbursement of expenses to attend meetings.

Proposal 2: RATIFICATION OF THE SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

> **The board of directors recommends a vote FOR the proposal to ratify the selection of Brown Armstrong Paulden McCown Hill Starbuck & Keeter.** Proxies solicited by the board of directors will be so voted unless shareholders specify otherwise in their proxies.

With the approval of the members of the audit committee, the board of directors has selected Brown Armstrong Paulden McCown Hill Starbuck & Keeter as the independent public accountants to examine the financial statements of Royale Energy and its subsidiaries for the year 2001. Brown Armstrong was engaged on May 12, 1994 and has examined Royale Energy's financial statements for each fiscal year from 1994 to the present.

Although this appointment is not required to be submitted to a vote of the shareholders, the board of directors believes it is appropriate as a matter of policy to request that the shareholders ratify the appointment. If the shareholders do not ratify the appointment, the audit committee will investigate the reasons for shareholder rejection and the board will reconsider the appointment.

A representative of Brown Armstrong will be present at the annual meeting to respond to questions.

A majority of the votes cast is required to ratify the appointment of the independent public accountants.

Proposal 3:   OTHER MATTERS

At the date of mailing of this proxy statement, we are not aware of any business to be presented at the annual meeting other than those items previously discussed. The proxy being solicited by the board of directors provides authority for the proxy holders, Donald H. Hosmer and Stephen M. Hosmer, to use their discretion to vote on such other matters as may lawfully come before the meeting, including matters incidental to the conduct of the meeting, and any adjournment thereof.

C) OTHER INFORMATION

1) Annual Report

Royale Energy's annual report for 2001, including financial statements, is being mailed to shareholders prior to or simultaneously with this proxy statement.

2) Method and Cost of Soliciting Proxies

The accompanying proxy is being solicited on behalf of the Board of Directors of Royale Energy. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by Royale Energy. Proxies may be solicited by officers, directors, and employees of Royale Energy in person, or by mail, courier, telephone or facsimile. In addition, Royale Energy has retained ADP Proxy Services to solicit proxies by mail, courier, telephone and facsimile and to request brokerage houses and other nominees to forward soliciting material to beneficial owners. For these services Royale Energy will pay a fee of approximately $750.

3) Section 16(a) Beneficial Ownership Reporting Requirement

Our directors and executive officers must file reports with the Securities and Exchange Commission indicating the number of shares of Royale Energy's common stock they beneficially own and any changes in their beneficial ownership. Copies of these reports must be provided to us. One director, Harry E. Hosmer filed a late report on Form 5 of his reacquisition of 392,500 shares of Royale Energy's common stock from two charitable trusts in May 2000.

Based solely upon on our review of the copies of the forms furnishes to Royale Energy, or representations from certain reporting persons that no reports were required, we believe each of our directors and executive officers filed all the required reports during 2001 on a timely basis.

4) Additional Information

You may obtain, free of charge, a copy of Royale Energy's Annual Report or Form 10-KSB for the year ended December 31, 2001 (including the financial statements and schedules thereto) filed with the Securities and Exchange Commission by writing to Royale Energy's Secretary at 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108.

5) Proposals by Shareholders - 2003

Any proposal by a shareholder to be submitted for inclusion in proxy soliciting material for the 2003 annual shareholders meeting must be received by the corporate secretary of Royale Energy no later than December 31, 2002.

6) Other Matters

No proposals have been received from shareholders for inclusion in the proxy statement or action at the 2002 annual meeting. Management does not know of any matter to be acted upon at the meeting other than the matters above described. However, if any other matter should properly come before the meeting, the proxy holders named in the enclosed proxy will vote the shares for which they hold proxies in their discretion.

Your vote at the annual meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope.

By Order of the Board of Directors,

Date: June 10, 2002   *Donald H. Hosmer*
                                             Donald H. Hosmer, President and CEO

ROYALE ENERGY, INC.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Stephen M. Hosmer and Donald H. Hosmer as Proxies with the power to appoint their substitutes, and hereby authorizes them to represent and to vote, as designated below, all the shares of common stock of Royale Energy, Inc. held on record by the undersigned on July 11, 2002, at the Annual Meeting of Shareholders to be held in the Doubletree Hotel, Mission Valley, 7450 Hazard Denter Drive, San Diego, California 92108, on July 11, 2002, at 10:00 a.m., Pacific Daylight Time.

1.   ELECTION OF DIRECTORS or any adjournment thereof. FOR ALL NOMINEES LISTED BELOW (EXCEPT AS MARKED TO THE CONTRARY BELOW).
(To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

Harry E. Hosmer	Donald H. Hosmer	Stephen M. Hosmer	Oscar Hildebrandt
Rodney Nahama	George M. Watters	Gilbert C.L. Kemp	

2.   To ratify the appointment of Brown Armstrong Randall & Reyes as the Company's independent accountants.

____   For   ____   Against   ____   Abstain

3.   To transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

____   For   ____   Against   ____   Abstain

THE SHARES REPRESENTED HEREBY SHALL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SUCH SHARES SHALL BE VOTED FOR PROPOSALS 1 - 3.

Please sign and date this Proxy. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., please indicate your full title. Proxies received in this office later than 5:00 P.M. on July 10, 2002, will not be voted upon unless the shareholders are present to vote their shares.

Dated: _____

(Please mark, sign, date and return the Proxy Card promptly.)

_____   _____
Signature   Signature if held jointly